Exhibit 12.1

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended March 31, 2012

(in thousands)

Net income from continuing operations	$213,541
Less: equity income from investees	261
Plus: distributed income of equity investees	676
Income taxes	139,646
Fixed charges (including securitization certificates)	77,426

Total	$431,028

Interest expense	$70,819
Interest component of rentals (estimated as one-third of rental expense)	6,607

Total	$77,426

Ratio of earnings to fixed charges	5.57